================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)


ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                      87927W10
    (Title of class of securities)                            (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 AUGUST 29, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 7 Pages)



NY2:\1071283\08\MYLV08!.DOC\67793.0001

--------------------------------------------------------------                -----------------------------------------------------
CUSIP No.  87927W10                                                 13D                                              Page 2 of 7
--------------------------------------------------------------                -----------------------------------------------------
---------------------   -----------------------------------------------------------------------------------------------------------
             1          NAME OF REPORTING PERSON                                 PIRELLI S.p.A.
                        I.R.S. IDENTIFICATION NO.                                Not Applicable
                        OF ABOVE PERSON
---------------------   -----------------------------------------------------------------------------------------------------------
             2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a) [X]
                                                                                                                   (b) [ ]
---------------------   -----------------------------------------------------------------------------------------------------------
             3          SEC USE ONLY
---------------------   ---------------------------------------------------------------------------- ------------------------------
             4          SOURCE OF FUNDS:                                                             BK, WC
---------------------   -----------------------------------------------------------------------------------------------------------
             5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [ ]

---------------------   -----------------------------------------------------------------------------------------------------------
             6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                        Italy
---------------------   -----------------------------------------------------------------------------------------------------------
                                  7                SOLE VOTING POWER:                                                  0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                        ----------------------     ------------------------------------------------- ------------------------------
                                  8                SHARED VOTING POWER:                                          2,891,656,682
                                                                                                                 (See Item 5)
                        ----------------------     ------------------------------------------------- ------------------------------
                                  9                SOLE DISPOSITIVE POWER:                                             0

                        ----------------------     ------------------------------------------------- ------------------------------
                                 10                SHARED DISPOSITIVE POWER:                                     2,891,656,682
                                                                                                                 (See Item 5)
---------------------   -----------------------------------------------------------------------------------------------------------
            11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                 2,891,656,682
                                                                                                                 (See Item 5)
---------------------   -----------------------------------------------------------------------------------------------------------
            12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [ ]

---------------------   -----------------------------------------------------------------------------------------------------------
            13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          54.96%
                                                                                                                  (See Item 5)
---------------------   -----------------------------------------------------------------------------------------------------------
            14          TYPE OF REPORTING PERSON:                                       CO
---------------------   -----------------------------------------------------------------------------------------------------------


--------------------------------------------------------------                -----------------------------------------------------
CUSIP No.  87927W10                                                 13D                                              Page 3 of 7
--------------------------------------------------------------                -----------------------------------------------------

---------------------   -----------------------------------------------------------------------------------------------------------
             1          NAME OF REPORTING PERSON                                 Olimpia S.p.A.
                        I.R.S. IDENTIFICATION NO.                                Not Applicable
                        OF ABOVE PERSON
---------------------   -----------------------------------------------------------------------------------------------------------
             2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a) [X]
                                                                                                                   (b) [ ]
---------------------   -----------------------------------------------------------------------------------------------------------
             3          SEC USE ONLY
---------------------   -----------------------------------------------------------------------------------------------------------
             4          SOURCE OF FUNDS:                                                             WC
---------------------   -----------------------------------------------------------------------------------------------------------
             5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [ ]

---------------------   -----------------------------------------------------------------------------------------------------------
             6          CITIZENSHIP OR PLACE OF ORGANIZATION:                                                        Italy
---------------------   -----------------------------------------------------------------------------------------------------------
                                  7                SOLE VOTING POWER:                                                  0
          NUMBER OF
           SHARES

        BENEFICIALLY
          OWNED BY

            EACH
          REPORTING

         PERSON WITH
                        ----------------------     ------------------------------------------------- ------------------------------
                                  8                SHARED VOTING POWER:                                           See Item 5

                        ----------------------     ------------------------------------------------- ------------------------------
                                  9                SOLE DISPOSITIVE POWER:                                             0

                        ----------------------     ------------------------------------------------- ------------------------------
                                 10                SHARED DISPOSITIVE POWER:                                      See Item 5

---------------------   -----------------------------------------------------------------------------------------------------------
            11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                  See Item 5
---------------------   -----------------------------------------------------------------------------------------------------------
            12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                          [ ]

---------------------   -----------------------------------------------------------------------------------------------------------
            13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       See Item 5
---------------------   -----------------------------------------------------------------------------------------------------------
            14          TYPE OF REPORTING PERSON:                                       CO
---------------------   -----------------------------------------------------------------------------------------------------------


           This Amendment No. 1 amends the Statement on Schedule 13D dated August 9, 2001 (the "Initial Statement on Schedule 13D") filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Initial Statement on Schedule 13D.

           This Amendment is being filed by each of Pirelli and Olimpia S.p.A. (the "Purchaser"). Pirelli, the Purchaser and Edizione Holding are members of a group with respect to the Telecom Italia Shares. Pirelli and the Purchaser are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are responsible solely for the information contained in their separate filing, except that information concerning Edizione Holding and its subsidiaries, and the directors and officer of the Purchaser nominated by Edizione Holding, has been provided by Edizione Holding.

ITEM 2.  IDENTITY AND BACKGROUND

           The Purchaser was organized on August 3, 2001 as a limited responsibility company under the laws of the Republic of Italy under the name Olimpia S.r.l. On August 29, 2001 the Purchaser became a joint stock company and was re-named Olimpia S.p.A. A copy of the by-laws of the Purchaser (the form of which comprised Annex I to the Shareholders Agreement) is filed as Exhibit 4. The principal business activity of the Purchaser is to hold and manage its investment in Olivetti Securities. Its principal executive office is located at Viale Sarca 222, 20126 Milan, Italy.

           In accordance with the Shareholders Agreement, 80% of the Purchaser's share capital is owned by Pirelli, and the remaining 20% is owned by a subsidiary of Edizione Holding, Edizione Finance International S.A., a company incorporated under the laws of Luxembourg ("Edizione Finance").

           The name, business address, citizenship, present principal occupation or employment (and name, principal business and address of any corporation or organization at which such employment is conducted) of each director and executive officer of the Purchaser are set forth on Schedule I.

           During the past five years, the Purchaser has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Information as to the directors and executive officers of the Purchaser will be filed by amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           On August 29, 2001, Pirelli contributed euro 959,988,016, and Edizione Holding contributed euro 239,997,004, to the Purchaser in exchange for 80% and 20%, respectively, of the total current share capital of the Purchaser. On August 30, 2001, the Purchaser used these funds to pay for the transfer to it on August 9, 2001 of the following Olivetti Shares reported in the Initial Statement on Schedule 13D to be beneficially owned by Pirelli and/or Edizione
Holding: (i) 130,980,000 Olivetti Shares transferred by a subsidiary of Pirelli for euro 2.1734 per share, (ii) 134,322,250 Olivetti Shares transferred by Edizione Holding for euro 2.1715 per share and (iii) 147,337,880 Olivetti Shares transferred by a subsidiary of Pirelli (which had acquired such shares on July 30, 2001 on behalf of both Pirelli and Edizione Holding) for euro 4.1928 per share.

           Euro 260,000,000 of the funds that Pirelli contributed to the Purchaser were derived from available cash on hand. The source of the remaining funds contributed by Pirelli was an advance under a credit agreement by and among Pirelli, Citibank, N.A. and Salomon Brothers International Limited, dated as of August 9, 2001 (the "Citibank Credit Agreement"). Pirelli repaid the advance on August 30, 2001 using available cash on hand. A copy of the Citibank Credit Agreement is filed as Exhibit 5.

           The Purchaser is negotiating with certain banking institutions a loan that, as currently anticipated, would provide up to euro 3 billion for a term of up to five years. The proceeds of the loan would be used to purchase Olivetti Securities pursuant to the Purchase Agreement. Information concerning the loan will be filed by amendment as and when a definitive agreement is reached.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

           According to Amendment No. 6 to Olivetti's Statement on Schedule 13D, dated August 9, 2001, with respect to Telecom Italia Shares, Olivetti beneficially owns 2,891,656,682 Telecom Italia Shares, representing 54.96% of the total number reported by Consob to be outstanding as of August 28, 2001.

(a) The Purchaser beneficially owns an aggregate of 412,640,130 Olivetti Shares (representing approximately 5.7% of the total number reported by Consob to be outstanding as of August 28, 2001), which the Purchaser acquired from subsidiaries of Pirelli and Edizione Holding as described in Item 3 of this Amendment.

           Subject to the terms and conditions of the Purchase Agreement, on the Closing Date, the Purchaser will acquire from Bell Olivetti Securities representing 21.32% of the total number of Olivetti Shares reported to be outstanding as of August 28, 2001 (assuming that the Olivetti Warrants are not exercised). Accordingly, on and from the Closing Date, the Purchaser will beneficially own (including those Olivetti Shares referred to in the previous paragraph) approximately 27% of the Olivetti Shares reported to be outstanding as of August 28, 2001 (assuming the Olivetti Warrants are not exercised) and, therefore, may be deemed to beneficially own the Telecom Italia Shares beneficially owned by Olivetti. As reported in the Initial Statement on Schedule 13D, following the Closing Date, the Purchaser may be required to purchase the Additional Olivetti Shares from Bell at the same price per Olivetti Share as the Purchaser shall have paid to Bell on the Closing Date. In such event, the Purchaser would beneficially own 27.7% of the Olivetti Securities reported to be outstanding as of August 28, 2001 (assuming the Olivetti Warrants are not exercised).

           Information as to the beneficial ownership of Olivetti Shares or Telecom Italia Shares by directors and executive officers of the Purchaser will be filed by amendment.

(b) On and from the Closing Date, assuming the election of the Purchaser's nominees to the Olivetti Board as discussed in Item 4 of the Initial Statement on Schedule 13D, the Purchaser may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, all Telecom Italia Shares beneficially owned by Olivetti. Under such circumstances, the Purchaser may be deemed to share voting and dispositive powers with Olivetti and, pursuant to the Shareholders Agreement, Pirelli and Edizione Holding.

(c) Except as disclosed in Item 3 of the Initial Statement on Schedule 13D and
Item 3 of this Amendment, Pirelli (and, to Pirelli's knowledge, each of Pirelli-Lux and Pirelli & C.) has not effected any transaction in Telecom Italia Shares since the filing of the Statement on Schedule 13D, and the Purchaser has not effected any transaction in Telecom Italia Shares during the past 60 days. Information as to any such transactions by directors or executive officers of Pirelli, Pirelli-Lux, Pirelli & C. and the Purchaser will be filed by amendment.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Each of Pirelli and the Purchaser is a party to a Joint Filing Agreement, dated as of August 30, 2001 (the "Joint Filing Agreement"), a copy of which is filed as Exhibit 6. Under the Joint Filing Agreement, Pirelli and the Purchaser acknowledge that this Amendment is being filed on behalf of each of them in accordance with Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed with this Amendment:

4. By-laws of Olimpia S.p.A., comprising Annex I to the Shareholders Agreement filed as Exhibit 2 (English translation)

5. Agreement, dated as of August 9, 2001, between Pirelli S.p.A., Citibank, N.A. and Salomon Brothers International Limited

6. Joint Filing Agreement, dated as of August 30, 2001, between Pirelli S.p.A. and Olimpia S.p.A.

7. Power of Attorney appointing Mr. Luciano Gobbi as attorney-in-fact for Olimpia S.p.A. (English translation)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 31, 2001

                                 PIRELLI S.p.A.

                                 By: /s/ Anna Chiara Svelto
                                     ------------------------------------------
                                     Name: Anna Chiara Svelto
                                     Title: Attorney-in-fact



                                 OLIMPIA S.p.A.

                                 By: /s/ Luciano Gobbi
                                     ------------------------------------------
                                     Name: Luciano Gobbi
                                     Title: Director and Attorney-in-fact

                                   SCHEDULE I

               DIRECTORS AND EXECUTIVE OFFICERS OF OLIMPIA S.P.A.

The business address of each person listed below is c/o Olimpia S.p.A., Viale Sarca 222, 20126 Milan, Italy.

---------------------------------- ----------------------- -------------------------------- -------------------------------------
                                                                   POSITIONS WITH                          PRESENT
              NAME                      CITIZENSHIP                OLIMPIA S.P.A.                   PRINCIPAL OCCUPATION
---------------------------------- ----------------------- -------------------------------- -------------------------------------
Marco Tronchetti Provera           Italian                 Chairman                         Chairman and CEO, Pirelli S.p.A.
                                                                                            and Chairman, Pirelli & C.
---------------------------------- ----------------------- -------------------------------- -------------------------------------
Gilberto Benetton                  Italian                 Deputy Chairman                  Chairman, Edizione Holding S.p.A.
                                                                                            and Chairman, Ragione S.a.p.a. di
                                                                                            Gilberto Benetton e C.
---------------------------------- ----------------------- -------------------------------- -------------------------------------
Carlo Buora                        Italian                 Director                         Managing Director, Pirelli S.p.A.
---------------------------------- ----------------------- -------------------------------- -------------------------------------
Roberto Burini                     Italian                 Director                         Manager, Pirelli S.p.A.
---------------------------------- ----------------------- -------------------------------- -------------------------------------
Claudio De Conto                   Italian                 Director                         Manager, Pirelli S.p.A.
---------------------------------- ----------------------- -------------------------------- -------------------------------------
Luciano Gobbi                      Italian                 Director                         General Manager, Pirelli & C.
---------------------------------- ----------------------- -------------------------------- -------------------------------------
Sergio Lamacchia                   Italian                 Director                         Secretary to the Board of
                                                                                            Directors, Pirelli S.p.A. and
                                                                                            Pirelli & C.
---------------------------------- ----------------------- -------------------------------- -------------------------------------
Gianni Mion                        Italian                 Director                         CEO, Edizione Holding S.p.A.
---------------------------------- ----------------------- -------------------------------- -------------------------------------
Carlo Alessandro Puri Negri        Italian                 Director                         CEO, Pirelli Real Estate S.p.A.
---------------------------------- ----------------------- -------------------------------- -------------------------------------
Vincenzo Sozzani                   Italian                 Director                         Director, Pirelli S.p.A.
---------------------------------- ----------------------- -------------------------------- -------------------------------------


                                  EXHIBIT INDEX


     Exhibit No.
     -----------

         4. By-laws of Olimpia S.p.A., comprising Annex I to the Shareholders Agreement filed as Exhibit 2 (English translation)

         5. Agreement, dated as of August 9, 2001, between Pirelli S.p.A., Citibank, N.A. and Salomon Brothers International Limited

         6. Joint Filing Agreement, dated as of August 30, 2001, between Pirelli S.p.A. and Olimpia S.p.A.

         7. Power of Attorney appointing Mr. Luciano Gobbi as attorney-in-fact for Olimpia S.p.A. (English translation)